

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

December 15, 2017

<u>Via E-mail</u>
Mr. Howard J. Thill
Chief Financial Officer
Sanchez Energy Corporation
1000 Main Street, Suite 3000
Houston, Texas 77002

> **Re:** **Sanchez Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 27, 2017**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2017**
> **Filed November 6, 2017**
> **File No. 1-35372**

Dear Mr. Thill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Core Properties, page 7

1. We note your discussion throughout this section of locations that you have identified for potential future drilling. Expand this discussion to clearly explain whether these locations represent actual, specific locations that you have identified based on geoscience and engineering data, theoretical locations based only on acreage and well-spacing, or something else.

Mr. Howard J. Thill
Sanchez Energy Corporation
December 15, 2017

2.   You disclose throughout this section EUR quantities per well. Clearly explain to us what
        these reserves and/or resources classifications and categories represent. Please note that,
        with limited exceptions, estimates of oil or gas resources other than reserves shall not be
        disclosed in any document publicly filed with the Commission. See Instruction to Item
        1202 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page 9

Recent Accounting Pronouncements, page 10

3.   You disclose on page 11 that in connection with your adoption, effective January 1, 2018,
        of ASC Topic 606 - Revenue from Contracts with Customers, you have determined, as of
        September 30, 2017, that the deferred gains recorded under the Carnero Gathering
        Disposition and Carnero Processing Disposition (as defined in Note 11 - Related Party
        Transactions) could be de-recognized under the new standard. Please provide us the
        analysis that you performed to support this determination, including the applicable ASC
        606 paragraph references.

Cotulla Disposition, page 13

4.   You disclose that on December 14, 2016, you completed the initial closing of the sale of
        certain oil and gas interests and associated assets (the Cotulla Assets), and that during
        2017, two additional closings occurred and final settlement adjustments were made
        resulting in total aggregate consideration of $167 million. You also disclose that since the
        adjustments to capitalized costs for the Cotulla Disposition would cause a significant
        change in your amortization rate, you recorded a gain of $112 million in 2016 upon the
        initial closing, and another net gain of $8 million in 2017 related to the subsequent
        closings.

        Describe for us, in reasonable detail, the contractual terms and mechanisms that resulted
        in multiple closings, as well as the extent to which these multiple closings impacted your
        conclusions regarding gain recognition. Additionally, provide us the analysis that you
        performed in determining that the adjustment to capitalized costs resulting from these
        transactions would have resulted in a significant alteration. See Rule 4-10(c)(6)(i) of
        Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Mr. Howard J. Thill
Sanchez Energy Corporation
December 15, 2017

       You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources